UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 or 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF AUGUST 2019

Commission File Number: 001-38350

LITHIUM AMERICAS CORP.

(Translation of Registrant’s name into English)

900 West Hastings Street, Suite 300,
Vancouver, British Columbia,
Canada V6C 1E6

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40‑F.

Form 20-F ☐          Form 40-F   ☒

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

EXHIBIT INDEX

Exhibit	Description of Exhibit

99.1	Condensed consolidated interim financial statements for the six months ended June 30, 2019.

99.2	Management’s Discussion and Analysis dated August 13, 2019 for the six months ended June 30, 2019.

99.3	Chief Executive Officer Certification of Interim Filings, dated August 13, 2019.

99.4	Chief Financial Officer Certification of Interim Filings, dated August 13, 2019.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 14, 2019.

LITHIUM AMERICAS CORP.

By:	/s/ Jon Evans
Name: Jon Evans
Title: Chief Executive Officer